[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 6, 2016
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  David L. Orlic

Re:	FBR & Co.
Preliminary Proxy Statement on Schedule 14A
Filed April 28, 2016
File No. 001-33518

Dear Mr. Orlic:
On behalf of our client, FBR & Co. ("FBR" or the "Company"), we are submitting responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated May 5, 2016 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy Statement").

The Company has filed today Amendment No. 1 to the Preliminary Proxy Statement together with this letter via EDGAR correspondence.

For your convenience, the text of the Staff's comments is set forth in bold below, followed by the response to each comment.

Election of Directors, page 8

1.	We note the first sentence of the second paragraph of this section. Please revise the standard recited in that sentence so that it is consistent with Rule 14a-4(c)(5) of Regulation 14A.

Response:  The applicable text in the Preliminary Proxy Statement has been revised in response to the Staff's comment.

Form of Proxy

2.	Please mark the form of proxy "Preliminary Copy" as required by Rule 14a-6(e)(1) of Regulation 14A.

Response:  The form of proxy has been revised in response to the Staff's comment.

Proposal 2

3.	Please revise Proposal 2 so that the matter on which shareholders are being asked to vote is clear. See Question 169.07 of the Compliance and Disclosure Interpretations on Exchange Act Rules.

Response:  The applicable text in the Preliminary Proxy Statement has been revised in response to the Staff's comment.

* * *

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or wish to discuss this matter, please do not hesitate to contact me at (212) 403-1314 or at DEShapiro@wlrk.com.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro

cc: Gavin A. Beske, Senior Vice President and General Counsel, FBR & Co.